TSX-V:GNG
www.goldengoliath.com

Chip Samples Assayed 21.3 g/t Gold and 2,210 g/t Silver

at Golden Goliath's Las Bolas Property

Press Release

Source: Golden Goliath Resources Ltd.

On Thursday December 17, 2009, 1:01 pm EST

VANCOUVER, BRITISH COLUMBIA -- (Marketwire - Dec. 17, 2009)

Golden Goliath Resources Ltd. (TSX VENTURE: GNG; PINK SHEETS: GGTH-F)

HIGHLIGHTS

a.

Six chip samples averaged 7.9 g/t gold & 919 g/t silver.

b.

The highest gold grade is 21.3 g/t and the highest silver 2,210 g/t.

c.

Previous chip-samples of the same vein assayed 24.7 g/t gold & 84.4 g/t silver over 1.6m width.

d.

A 12th new-vein sample has returned 9.1 g/t gold & 919.5 g/t silver, bringing in the total number of veins to twelve.

Golden Goliath is pleased with the latest work progress on its Filo de Oro Target area which has returned exceptionally high grade gold and silver values (please see the table of assays below). The first six assays in the table below come from the same working, called Cata 3, referred to in the Company's Novemebr 30th press release, confirming the high grade nature of the structures. This high gold grade mineralization is hosted in the Los Hilos vein system, with structures trending 70 degrees azimuth cross cut by structures with 330 degrees azimuth. These high grade structures are surrounded by a low grade gold bulk-tonnage target at Filo de Oro. Please see figure below for the location of the samples.

Sample	Gold gm/tonne	Silver gm/tonne	Width (m)

808461	21.3	695	0.35
808462	4.09	2,210	0.60
808463	4.32	1,460	0.60
808464	15.2	1,120	0.60
808465	2.15	414	0.50
808466	0.62	204	0.65
194199	9.1	919.5	1.10

New Vein Discovery:

In addition to the high grade gold silver mineralized veins in Filo de Oro target, the company is equally encouraged by finding a new vein, called Silicosa, bringing in the total number of known silver and gold bearing veins on the Las Bolas property to 12. The Company believes that the potential for more of these veins to be found on the property is excellent. A chip-sample across the new vein (sample 194199) assayed 9.1 g/t gold & 919.5 g/t silver over 1.1m width. The new vein lies within the Las Bolas-Gambusino mineralized trend and is striking 70 degrees azimuth. A previous grab sample from the vein returned 3.94 g/t gold and 647 g/t silver. The Silicosa vein is 390 metres northwest of the Los Hilos vein system and is projected to intersect Filo de Oro at right angle.

Golden Goliath's president Paul Sorbara, P.Geo commented: "We are very pleased with our work progress at Las Bolas in general and Filo de Oro in particular, where we are finding exceptionally high grade gold-silver veins within an area of disseminated mineralization, which offers the possibility of a bulk minable situation. Our focus is currently detailed litholgical, structural and alteration mapping of the area and its old workings, some of which are very extensive, combined with detailed sampling. We want to have as much information as possible about Filo de Oro before we select final targets for the next drill program. We are scheduling to resume work on Las Bolas, including the Filo de Oro target, after the Christmas break, in the New Year."

Las Bolas Veins:

In addition to the 12th newly found vein, Silicosa, the recently submitted NI 43-101 report on Sedar lists the other 11 mineralized veins as follows:

Las Bolas, Frijolar, El Manto, El Corazon, Providencia, San Luis1, San Luis 2, Maguachi, Los Hilos, Los Hilos 2 and Mosca de Plata.

Most of the aforementioned veins have been traced over 1000m and contain numerous exploration pits, shafts, sub-levels & tunnels up to 400m in length, demonstrating that mineralization is extensive. These vein systems are open in all three directions with known mineralization extending to depth.

Filo de Oro Zone

A recently recognized (not included in the NI 43-101 report), gold dominant, mineralized trend called Filo de Oro intersects the other three mineralized vein trends (Las Bolas-Gambusino, Frijolar and El Corazon trends). This cross cutting trend contains veins grading in the range of 0.43 g/t gold, 30 g/t silver over 1.1m to 78.1 g/t gold, 204 g/t silver 0.5m as well as disseminated mineralization, suggesting good potential for a bulk minable gold/silver deposit with high grade feeder veins running through it. Filo de Oro is open in all directions and has a higher gold ratio.

Location:

Golden Goliath Resources' Uruachic mining district is situated in the heart of the Sierra Madre precious metal belt and is surrounded by mines owned by major mining companies like Fresnillo PLC. Fresnillo's Orisyvo deposit hosts 2.8 million ounces of gold and its only 7 kilometres from Golden Goliath property (source: Fresinillo's website, www.fresnilloplc.com). Please visit the company's updated website http://www.goldengoliath.com/propertiesLasBolas.html to see the location map.

The Company is very pleased with the developments on its 100% owned Las Bolas property and looks forward to a successful 2010 exploration and development program.

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). The Qualified Person who has reviewed this release is J. Paul Sorbara M.Sc., P.Geo. The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico. Golden Goliath's Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

This news release may contain forward-looking information within the meaning of the Securities Act (Ontario) ("forward-looking statements"). Such forward-looking statements may include the Company's plans for its mineral projects, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and costs estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of gold, silver and other metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's Financial Statements, Management Discussion and Analysis and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.

To view accompanying map please click on the following link: http://media3.marketwire.com/docs/GNGTrendsMap.jpg

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Contacts:

Golden Goliath Resources Ltd.

J. Paul Sorbara, M.Sc., P.Geo

President & CEO

+1(604) 682-2950

+1(604) 685-3764 (FAX)

jps@goldengoliath.com

www.goldengoliath.com